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June 15, 2007

U.S. Securities and Exchange Commission	Copies sent via Federal Express

100 F Street N.E.
Washington, D.C. 20549
Attn:	Ms. Mara Ransom
Mail Stop 3561

RE:	Decorize, Inc.
Registration Statement on Form SB-2 (filed February 20, 2007)
File No. 333-140794

Form 10-KSB for Year Ended June 30, 2006 (filed September 28, 2006)
Form 10-QSB for Quarter Ended September 30, 2006 (filed November 14,  2006)
Form 10-QSB for Quarter Ended December 31, 2006 (filed February 14, 2007)
File No. 1-31260

Dear Ms. Ransom:

On behalf of Decorize, Inc., a Delaware corporation (the “Company”), we transmit this letter in response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) in its comment letter dated March 19, 2007 (the “Comment Letter”), with respect to the Company’s Registration Statement on Form SB-2 (File No. 333-140794) (the “Registration Statement”), which was addressed to the Chief Executive Officer of the Company.

This letter sets forth our response, made on behalf of the Company, to each of the Staff’s comments set forth in the Comment Letter. For convenience, the numbered paragraphs below correspond to those in the Comment Letter, with the Staff’s comments presented in bold face. We are also sending a copy of this letter via overnight delivery, together with a copy of an Amendment No. 1 to the Registration Statement filed by the Company.

Registration Statement on Form SB-2

General

1. Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible note that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible note).

U. S. Securities and Exchange Commission
June 15, 2007

The shares of common stock that the Company has registered for resale under the Registration Statement include shares that may be issued upon the conversion of two outstanding convertible promissory notes, one of which is held by Nest USA, Inc., a Delaware corporation (“Nest USA”), and the other note is held by SRC Holdings Corporation, a Missouri corporation (“SRC”). The requested information regarding the notes and the underlying securities is set forth below:

Holder	Outstanding Principal Balance (1)	Conversion Price per Share	Number of Conversion Shares	Market Value of Conversion Shares (2)

Nest USA	$24,275	$1.00(3)	24,275	$87,390.00(4)
SRC	$750,000	$0.20(5)	3,750,000	$3,000,000.00(6)

(1) Reflects the principal outstanding as of May 31, 2007.
(2) Please see Footnote (5) to the Company’s response to Comment 3.
(3) The conversion price under this note was reduced in January 2004 from $2.50 to $1.00 per share, in connection with the exchange of 409,700 shares for a reduction of $409,700 in principal outstanding under the note.
(4) Based upon an estimated market price of $3.60 per share on February 26, 2002 (calculated as the average of the high and low historical bid quotes reported by the OTCBB Historical Data Service for the third fiscal quarter of 2002 through March 7, 2002), the date of issuance of the Nest USA note. The Company did not begin trading on the American Stock Exchange (“AMEX”) until March 8, 2002.
(5) The conversion price under this note was reduced in June 2005 from $0.40 to $0.20 per share, in connection with a private placement of common stock, the proceeds of which were used to secure a line of credit from Bank of America, N.A.
(6) Based upon the market price of $0.80 per share on January 12, 2005 (calculated as the average of the high and low sales prices for that date, as reported on AMEX), the date on which the SRC note was amended to be convertible into shares of common stock. The note was initially issued on April 29, 2004, in the original principal amount of $500,000, and was subsequently amended to increase the principal owed to $750,000 on October 5, 2004. On January 12, 2005, the note was further amended to be convertible into 1,875,000 shares at an initial conversion price of $0.40 per share, which would have represented a market value of $1,500,000 on that date.

2. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

The following is a summary of the dollar amount of payments made in connection with the issuance of the convertible notes:

Nest USA - The Company did not make any additional payments to brokers, finders or to Nest USA or any selling stockholder in connection with the sale of the convertible note to Nest USA in February 2002. During the term of the note, the Company has paid an aggregate $102,708 in interest, which represents all the accrued interest on the note. Each payment was a regular monthly payment made in accordance with the terms of the note. The Company expects to pay the note in full on or about June 21, 2007.

The Company did not make any further payments to Nest USA or its affiliates during the one year period after the note was issued to Nest USA.

U. S. Securities and Exchange Commission
June 15, 2007

SRC - The Company did not make any additional payments to brokers, finders or to SRC or any selling stockholder in connection with the sale of the convertible note to SRC in February 2004. During the term of the note, the Company has paid an aggregate $162,124 in interest, which represents all the accrued interest on the note. Each payment was a regular monthly payment made in accordance with the terms of the note.

Steve Crowder, the President and CEO of the Company, was initially appointed to his position in connection with the private placement of Series A preferred stock to SRC in February 2004. In addition, he is one of two directors that are currently serving upon the election of SRC, as the holder of all the shares of Series A preferred stock. Mr. Crowder also currently serves as a director on SRC’s board of directors. As a result, Mr. Crowder may be deemed to be an affiliate of SRC; however, the Company is not making any representation on behalf of SRC or Mr. Crowder as to what, if any, affiliate relationship may exist between them. During the one year period following the date on which the note held by SRC became convertible (January through December of 2005), Mr. Crowder received an aggregate $128,675 in wages paid for his services as President and CEO of the Company during that period, which may be deemed payments to an affiliate of SRC for purposes of the Staff’s request.

3. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
The total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible note, presented in a table with the following information disclosed separately:

o	the market price per share of the securities underlying the convertible note on the date of the sale of the convertible note;

o	the conversion price per share of the underlying securities on the date of the sale of the convertible note, calculated as follows:

▪	if the conversion price per share is set at a fixed price, use the price per share established in the convertible note; and

▪
if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible note and determine the conversion price per share as of this date;

o	the total possible shares underlying the convertible note (assuming no interest payments and complete conversion throughout the term of the note);

U. S. Securities and Exchange Commission
June 15, 2007

o
the combined market price of the total number of shares underlying the convertible note, calculated by using the market price per share on the date of the sale of the convertible note and the total possible shares underlying the convertible note;

o
the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible note calculated by using the conversion price on the date of the sale of the convertible note and the total possible number of shares the selling shareholders may receive; and

o
the total possible discount to the market price as of the date of the sale of the convertible note, calculated by subtracting the total conversion price on the date of the sale of the convertible note from the combined market price of the total number of shares underlying the convertible note on that date.

If there are provisions in the convertible note that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

The presentation of the Company’s “total possible profit” calculation, as proposed by the Staff, for the convertible notes held by Nest USA and SRC is set forth in the following table:

Holder of Convertible Note	Date of Transaction	Principal Amount of Convertible Note (1)	Conversion Price per Share (1)	Total Possible Conversion Shares (1) (2)	Market Price per Share (1)	Conversion Price of All Conversion Shares (1) (2)	Market Value of All Conversion Shares (1) (2)	Total Hypothetical Discount(2)

SRC (2)	4/29/2004	$500,000	N/A	N/A	N/A	N/A	N/A	N/A
	1/12/2005	$750,000	$0.40	1,932,315	$0.80	$772,926	$1,545,852(5)	$772,926(5)
	6/15/2005	$750,000	$0.20	4,426,305	$0.68	$885,361	$3,010,227(5)	$2,124,866(5)

Nest USA (3)	2/26/2002	$750,000	$2.50	328,430	$2.50	$821,074(5)	$821,074(5)	$0(5)
	1/21/2004	$210,497	$1.00	222,979	$1.03	$229,668	$229,668(5)	$6,689(5)

(1) Information provided as of the date of transaction.
(2)  For purposes of calculating the total possible number of the shares that could be issued under each note, the Company assumed, as instructed in the Comment Letter, that no interest payments were ever made under the note and that the outstanding principal and all accrued interest was converted on the maturity date of the respective note (for this purpose, the Company assumed that the maturity date of the SRC note, which is payable on demand, is May 31, 2007); however, the Company advises the Staff that it does not have the option under either note to make interest payments by issuing shares (the failure to pay interest in cash when due would be a default), and all interest payments have in fact been made to date.
(3) SRC originally acquired a promissory note in the principal amount of $500,000 on April 29, 2004, in exchange for an advance of funds in the same amount. On October 5, 2004, the Company borrowed an additional $250,000 from SRC, and the note was amended to be in the principal amount of $750,000. On January 15, 2005, the note was amended to be convertible into shares of the Company’s common stock at a price of $0.40 per share, in connection with SRC providing a guaranty of certain amounts payable to Bank of America, N.A. under a line of credit issued that same day in the amount of $4,000,000. The conversion price was decreased to $0.20 per share on June 15, 2005, in connection with a private placement transaction and an amendment to the line of credit in which the Company placed $750,000 with Bank of America to be held as collateral for the credit line in substitution for SRC’s guaranty. There are no further adjustments to the conversion price contemplated under the note.

U. S. Securities and Exchange Commission
June 15, 2007

(4) Nest USA originally acquired a promissory note in the principal amount of $750,000 on February 26, 2002, in exchange for an advance of funds of the same amount. Effective as of January 1, 2004, the conversion price was decreased to $1.00 per share and 409,700 shares were issued to Nest USA in payment of $409,700 owed under the note, as a condition to the investment by SRC in the Company’s Series A Convertible Preferred Stock on February 13, 2004. There are no further adjustments to the conversion price contemplated under the note.
(5) The Company notes for the Staff that there is not an established market for its shares of common stock and that its shares have traded at relatively low volumes historically. During the 2004, 2005 and 2006 calendar years, the average monthly volume of the common stock of the Company was approximately 432,500, 149,333 and 226,167, respectively. Primarily because of the lack of liquidity for its shares, the Company does not believe that the quoted market price of its common stock during the periods indicated can be relied upon as an accurate indicator of the price that would be offered by a purchaser, or could be expected to be received by a proposed seller, upon the sale of any significant amount of the approximately 23 million shares offered for sale by the selling stockholders. Specifically, the Company does not believe that the selling stockholders who currently hold convertible notes could sell the aggregate 3,774,275 shares underlying those notes without a substantial discount to the currently quoted market price, nor could the Company expect in each case to have sold the relevant offered shares (or securities convertible into or exercisable for those shares) to the selling stockholders without an appropriate discount to the quoted market price. Despite the foregoing issues, the Company did not apply any discount to the hypothetical profit or discount calculations that have been provided in response to the Staff’s requests. However, the Company does not believe that the implied “discounts” or “profits” set forth in its responses are accurate measures of the amounts that any holder could realistically expect to realize upon the sale of the conversion securities or outstanding shares it holds.

4. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

o	market price per share of the underlying securities on the date of the sale of that other security;

o	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

▪	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

▪
if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

o	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

o
the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

U. S. Securities and Exchange Commission
June 15, 2007

o
the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

o
the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

The information requested by the Staff regarding all other outstanding convertible securities issued by the Company is set forth in the following table:

Outstanding Warrants, Options, Notes and Other Securities(1)

Holder	Security	Issue Date	Market Price of Common Stock on Date of Sale	Conversion-Exercise Price on Date of Sale	Total Shares Issuable	Aggregate Market Price of Underlying Shares on Date of Sale	Aggregate Conversion-Exercise Price of Underlying on Date of Sale	Total Hypothetical Discount (Premium)(2)

SRC	Series A Preferred Stock	02/13/2004	$0.90	$1.00	500,000	$450,000	$500,000	($50,000)

Robert R. Blakely, Jr.	Warrants	11/26/2002	$1.58	$2.80	14,286	$22,572	$40,001	($17,429)

Scott R. Griffith	Warrants	11/26/2002	$1.58	$2.80	14,286	$22,572	$40,001	($17,429)

Jesse B. Shelmire	Warrants	11/26/2002	$1.58	$2.80	14,285	$22,570	$39,990	($17,428)

Fabian Garcia	Warrants	05/06/2002	$4.20	$3.00	20,000	$84,000	$60,000	$24,000

ICR	Warrants	09/15/2006	$0.27	$0.28	150,000	$40,500	$42,000	($1,500)

Robert Allison	Warrants	02/05/2007	$0.68	$0.70	178,571	$121,428	$125,000	($3,572)

Boyd Aluminum Manufacturing Corporation	Warrants	02/05/2007	$0.68	$0.80	297,620	$202,382	$238,096	($35,714)

(1) The Company has not included any outstanding stock options granted to employees or directors in this table. However, the Company notes that Messrs. Crowder (who currently holds options exercisable for 300,000 shares of common stock at $0.17 per share) and Fox (who currently holds options exercisable for 45,000 shares of common stock at $0.17 per share) may be deemed to be related to SRC and Quest Capital and its affiliates, respectively. The options were granted at the closing market price for the shares on the date of grant, so there would be no discount in accordance with the Staff’s calculation. In addition, the Company refers to its disclosure to Comment 3 with respect to the convertible notes held by SRC and Nest USA.
(2) Please see Footnote (5) to the Company’s response to Comment 3.

5. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•	the gross proceeds paid or payable to the issuer in the convertible note transaction;

U. S. Securities and Exchange Commission
June 15, 2007

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment 2;

•	the resulting net proceeds to the issuer; and

•
the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comments 3 and 4.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure - as a percentage - of the total amount of all possible payments, as disclosed in response to comment 2, and the total possible discount to the market price of the shares underlying the convertible note, as disclosed in response to comment 3, divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

The information requested by the Staff regarding the proceeds payable to the Company in connection with the two convertible note transactions is set forth in the following table:

	Nest USA Convertible Note	SRC Convertible Note

Gross Proceeds to Issuer	$750,000	$750,000
Payments Made (Comment 2)	$102,708	$290,799
Hypothetical Net Proceeds to Issuer(1)	$647,292	$587,876
Combined Hypothetical Total Possible Profit from Conversion Discounts for Holder and any affiliates of Holder (Comments 3 and 4)(2) (3)	$6,315	$2,174,866

(1) The Staff’s calculation does not contemplate a discount or payment for the time value of the gross proceeds paid to Decorize, which would correspond to (and offset) the interest payments made during the term of the note. Accordingly, the Company believes that the calculation of net proceeds (payments) may be artificially low.
(2) Please see Footnote 5 to the Company’s response to Comment 3.
(3) For purposes of this response, we have presented the hypothetical discount/profit as of the most recent date on which the conversion price was adjusted, which gives the greatest possible hypothetical profit.

With respect to the Nest USA convertible note transaction, the percentage represented by (a) the sum of the total possible payments (as disclosed in Comment 2) and the total possible discount to the market price (as disclosed in Comments 3 and 4), divided by (b) the net proceeds to the issuer (as shown above) is equal to 16.8%. The average of this percentage over the 46 month term of the note (ending on the maturity date of the current note) is equal to 4.4% per year.

With respect to the SRC convertible note transaction, the percentage represented by (a) the sum of the total possible payments (as disclosed in Comment 2) and the total possible discount to the market price (as disclosed in Comments 3 and 4), divided by (b) the net proceeds to the issuer (as shown above) is equal to 419.4%. The average of this percentage over the 29 month term of the note (beginning in January 2005, when it became convertible, and ending on an assumed maturity date of May 31, 2007) is equal to 173.5% per year.

U. S. Securities and Exchange Commission
June 15, 2007

6. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•
the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•
the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

In response to the Staff’s comment, the Company has prepared the schedule attached to this letter as Exhibit A.

7.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•
the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

U. S. Securities and Exchange Commission
June 15, 2007

•
the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

In response to the Staff’s comment, the requested information regarding the shares registered is set forth below:

Number of Outstanding Shares Held by Non-Related Parties(1) Before Nest USA Convertible Note Transaction (2/26/2002)	3,806,956

Number of Outstanding Shares Held by Non-Related Parties(1) Before SRC Convertible Note Transaction (1/12/2005)	4,780,064

Number of Shares Registered for Resale by the Selling Stockholders or Affiliates of the Selling Stockholders that Continue to be Held by the Selling Stockholders or Related Parties	22,896,140

Number of Shares Sold in Registered Resale Transactions by the Selling Stockholders or Related Parties
The Company has corresponded with each of the selling stockholders and separately investigated its stockholder lists and other information from its transfer agent. During this review, the Company was not able to confirm any registered resales made by the Selling Stockholders or Related Parties. However, the Company can specifically confirm that none of the shares issuable under the convertible notes have been sold.

Number of Shares Registered for Resale on Behalf of the Selling Stockholders or Affiliates of the Selling Stockholders in the Current Registration Statement	22,896,140

(1) For purposes of this response, any person who is a selling stockholder listed in the Registration Statement or an affiliate of such a selling stockholder, or who had a contractual relationship with any such selling stockholder regarding the noted transaction (which was disclosed to the Company), or is an affiliate of the Company (being an executive officer, director or holder of more than 10% of the outstanding voting shares) shall be deemed a related party. Any other person shall be deemed a non-related party.

U. S. Securities and Exchange Commission
June 15, 2007

8. Please provide us, with a view toward disclosure in the prospectus, with the following information:

•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

•
whether - based on information obtained from the selling shareholders - any of the selling shareholders have an existing short position in the company’s common stock and, if any of the selling shareholders have an existing short position in the company’s stock, the following additional information:

o	the date on which each such selling shareholder entered into that short position; and

o
the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

The Company intends to make all payments of interest and principal under the convertible notes issued to Nest USA and SRC, respectively. Based on the Company’s recent operating history and current prospects, the Company expects to have sufficient cash flow from its operations to fund those payments. The Company has confirmed with each of Nest USA and SRC that neither of them has an existing short position in the Company’s common stock.

9. Please provide us, with a view toward disclosure in the prospectus, with:

•
a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has contractual relationship regarding the transaction (or any predecessors of those persons) - the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

•
copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

U. S. Securities and Exchange Commission
June 15, 2007

In response to the Staff’s comment, the Company has revised its disclosure under the “Selling Stockholders” portion of the Registration Statement to include a cross reference to “Certain Relationships and Related Transactions” and a description of any other material relationships and arrangements that have existed in the past three years or are to be performed in the future between the Company (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction by which the selling stockholder acquired its shares (or any predecessors of those persons), including the sale of the convertible notes. The Company has added disclosure regarding employment or director relationships that have existed in the three year period noted, even though many of the underlying transactions occurred more than three years ago.

The Company believes that the Registration Statement includes all agreements between the Company and the selling stockholders, any affiliates of the selling stockholders or any person with whom any selling stockholder has a contractual relationship (regarding the transaction), in connection with the sale of the convertible notes, consistent with the requirements of Rule 601 of Regulation S-B.

10. Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined in the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the “Selling Shareholders” section of the prospectus.

As discussed previously with the Staff, the Company’s principal reason for filing the Registration Statement was to register the resale of shares of common stock that were subject to existing registration statements on Form S-3 that had previously been filed by the Company. The Company’s common stock was recently removed from listing on the American Stock Exchange, so it is no longer eligible to rely on Form S-3 for a resale registration statement. The Company had anticipated this would happen, which is the reason it filed an amendment on Form SB-2 (the “Post-Effective Amendment”) to amend its registration statement on Form S-3 (File No. 333-127070) to be on a form that it would be eligible to use after its listing on AMEX terminated. Accordingly, the Company has deregistered all of its prior S-3 registration statements and filed the Registration Statement in order to comply with its contractual registration obligations to the various selling stockholders that were previously listed in those Form S-3 registration statements.

The Company added up the shares that were subject to those prior registration statements in determining the number of shares to be registered. The Company subsequently communicated with its transfer agent and/or the selling stockholders offering shares under the Registration Statement to determine if any of the shares offered in the prior registration statements had been sold and the number of shares beneficially owned by such holders. As part of preparing the responses to this letter, and in particular Comments 6 and 7 above, the Company has audited its calculation of the number of shares and underlying shares to be registered under the Registration Statement and has made all appropriate conforming changes in the current amendment to the Registration Statement.

U. S. Securities and Exchange Commission
June 15, 2007

11. Unless otherwise indicated, where our comments on your 10-KSB and Post-Effective Amendment No. 1 to Registration Statement on Form S-3 on Form SB-2 request additional disclosures or other revisions to be made, please include the additional disclosures and revisions in your amendment to Form SB-2 filed on February 20, 2007.

In response to the Staff’s comment, the Company has revised its disclosure in the Registration Statement to include the additional disclosures and revisions in the amendment to the Registration Statement that were made in response to the Staff’s prior comments on the Company’s Annual Report on Form 10-KSB for the year ended June 30, 2006, and the Post-Effective Amendment.

Selling Stockholders, page 8

12. We note that you closed two transactions on February 5, 2007. Please advise us of the reasons for the differing purchase prices for the simultaneous transactions.

The noted sales that were completed in February 2007 result from two separate transactions that were independently negotiated and approved by the Company. The transactions were separately negotiated by management and the individual investors at different times, but both private placements were approved by the consent of the Company’s board of directors as of January 29, 2007. The execution of definitive agreements and the closing of the transactions occurred promptly after board approval of those sales, on February 5, 2007.

Mr. Allison initially approached the Company in December 2006 with an offer to purchase shares of common stock in a private placement transaction. Mr. Allison was already a stockholder of the Company at that time. Following negotiations between management of the Company and Mr. Allison, the parties agreed on the general terms of the sale, including the purchase price of $0.35 per share to be paid by Mr. Allison, on January 4, 2007. The price per share was based on a discount to the market price of the common stock, which had a closing price of $0.40 per share on January 3, 2007, and Mr. Allison’s agreement to purchase 821,429 shares. The transaction was not immediately submitted for approval by the Company’s board of directors because management was attempting to resolve certain issues that were raised by AMEX with respect to the continued listing of the Company’s shares and the uncertainty of future resale registration rights because of the Staff’s review of the Post-Effective Amendment.

Mr. Squires, a representative of Boyd Aluminum Manufacturing Corporation, a company located in Springfield, Missouri, subsequently contacted the Company to inquire into a private purchase of common stock from the Company. On January 19, 2007, the Company agreed to sell 446,428 shares of common stock at a discount to the market price for the Company’s common stock, but the trading prices of its shares had increased significantly since early January. On January 18, 2007, the closing price for the Company’s common stock was $0.70 per share. Accordingly, the price agreed upon by the Company and this investor was higher ($0.56 per share) than was agreed with Mr. Allison. This second transaction also remained subject to board approval, and both transactions were submitted for board approval in late January, after the Company believed that it had resolved certain matters related to its resale registration statements and listing of its shares on AMEX. Although the price per share paid by Mr. Squires was higher than the amount offered by Mr. Allison, the Company believes that both transactions represented fair value for the Company’s shares, given the difference in timing, amount invested and warrant coverage for the respective investments.

U. S. Securities and Exchange Commission
June 15, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

Critical Accounting Policies, page 26

Revenue Recognition, page 26

13. We note your response to comment 4 in our letter dated December 21, 2006. Please also disclose the other generally accepted accounting principles that must exist for risks and rewards of ownership to transfer to a customer. For example, please disclose your services are completed upon delivery or that unfulfilled obligations are perfunctory, that collectibility is reasonably assured, you have persuasive evidence of a sale and the sales price is fixed or determinable. See SAB Topic 13A.

In response to the Staff’s comment, the Company has revised the revenue recognition disclosure in the Registration Statement under the “Management’s Discretion and Analysis of Financial Condition and Results of Operations - Critical Accounting Policies - Revenue Recognition” heading to address the additional disclosure requested by the Staff.

Stock Options, page 26

14. We note your response to comment 5 in our letter dated December 21, 2006. In addition to your revised disclosure you are also required to discuss any differences in valuation methodologies or assumptions used on adoption of 123(R) as compared to those used in estimating the fair value of options for disclosure under Statement 123. We note you disclose that methods and assumptions were generally similar. If there were no changes then disclose this fact and the assumptions utilized for each of the three years that a statement of operations is provided. Also discuss the one-time effect of adopting SFAS 123(R) or state there was no effect and disclose there is no compensation cost related to nonvested awards not yet recognized. We refer you to the disclosure on page F-35.

In response to the Staff’s comment, the Company has revised its disclosure in the Registration Statement under the “Management’s Discussion and Analysis of Financial Condition and Result of Operations - Critical Accounting Policies” heading to clarify the difference between the Company’s previous valuation methodology under FAS123 and its current methodology under FAS123(R). The revised disclosure clarifies that there was no one-time effect of adopting FAS123(R) and that there was no compensation cost related to nonvested awards not yet recognized.

U. S. Securities and Exchange Commission
June 15, 2007

Notes to the Consolidated Financial Statements for the Three and Six Months Ended December 31, 2006 and 2005, page F-8

Note 3 - Due to Factor and Line of Credit, page F-8

15. We note your response to comment 7 in our letter dated December 21, 2006. The interim disclosures do not mention the $1.3 million and 143% increase to factored borrowings between June 30 and December 31, 2006. Since this information is also not disclosed in the footnotes accompanying your audited statements you are required to revise and disclose the nature and composition of the change so the interim financial information is not misleading. See Rule 10(a)(5) of Regulation S-X.

In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement under Note 3 to the interim financial statements as of December 31, 2006 and March 31, 2007, in order to specifically address the noted increase in factored borrowings from June 30, 2006.

Consolidated Statements of Operations for the Years Ended June 30, 2006 and 2005, page F-15

16. We note your response to comment 9 in our letter dated December 21, 2006. The embedded conversion feature on the convertible preferred shares is required to be valued separately at issuance and recorded as a deemed dividend at the earliest date a shareholder can convert. See paragraphs 5 and 8 of EITF 98-5. The conversion of preferred shares into common shares in the calculation of diluted earnings per share (EPS) is a separate issue. Please revise your EPS presentation in the statements of operations to present the beneficial conversion feature as a separate addition to net loss available to common shareholders. Also reclassify the conversion feature from accumulated deficit to paid-in-capital, similar to preferred dividends. See SAB Topic 3.C.

In response to the Staff’s comment, the Company notes its agreement with the Staff’s comment and has revised the disclosure of its calculation of earnings per share for the year ended June 30, 2005, as set forth in the financial statements to the Registration Statement in order to present the increase in value of the beneficial conversion feature as a separate addition to net loss available to common stockholders. The Company has also reclassified the value of the beneficial conversion feature from accumulated deficit to paid-in capital to comply with SAB Topic 3.C. This reclassification will be reflected in the Registration Statement and in all future and amended filings with the SEC.

The Company notes that at the time of issuance and prior to the modification to the preferred stock during the quarter ended June 30, 2005, the conversion feature on the preferred stock was not beneficial. As a result, no financial statements prior to June 30, 2005 are affected by the revised disclosure. Because the preferred stock was convertible on the date of the modification, the effect of the beneficial conversion was immediately recognized in accordance with EITF 98-5 paragraph 8.

U. S. Securities and Exchange Commission
June 15, 2007

Notes to Consolidated Financial Statements for the Years Ended June 30, 2006 and 2005, page F-19

Note 1 - Nature of Operations and Summary of Significant Accounting Policies

Revenue Recognition, page F-21

17. The last sentence of your disclosure is incomplete. Please revise to clarify your policy for amounts received in advance and include the expanded disclosure incorporated in your critical accounting policy.

In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement under Note 1 to the audited financial statements dated as of June 30, 2006 and 2005, in order to make the clarifications requested by the Staff as required by SAB Topic 3.C and to clarify the disclosure of accounting for customer deposits.

Recent Accounting Standards, page F-23

18. You have not disclosed the adoption of SAB 108, Topic 1N, in your recently adopted accounting disclosures on page F-23. In your response please tell us the period you have adopted this Topic, the impact on your misstatement analysis and the annual and interim financial statements. See Question 3 of SAB Topic 1N. Please note that you are also required to disclose the method of adopting the SAB Topic and its effect on the financial statements in your amended registration statement.

In response to the Staff’s comment, the Company notes that it adopted SAB 108, Topic 1N for the first interim period of its fiscal year ended June 30, 2007. As a result, the Company has evaluated all known and suspected uncorrected immaterial misstatements using both the iron curtain and the rollover methods as required by SAB108. The Company determined as a result of this analysis that the effects of these items (both individually and in the aggregate) was immaterial to the financial statements using both measures, and as a result, the Company has not elected to make any adjustments for previously unrecorded misstatements. Because the adoption of SAB 108 had no impact upon the Company’s financial statements, it was not previously disclosed in the interim financial statements or in the registration statement.

In response to the Staff’s comment, the Company has revised its discussion of recently issued accounting standards in the footnotes to the June 30, 2006 and 2005 financial statements to discuss SAB108. The Company has also disclosed the adoption of the effect of adopting SAB108 in its most recent interim financial statements for the quarter ended March 31, 2007.

Note 8: Stock Based Compensation, page F-33

19. When you are required to adopt variable accounting for awards under SFAS No. 123 you are also required to recognize any compensation cost over the remaining vesting or service period of the modified award. Compensation cost should include any unrecognized remaining intrinsic value under APB 25 plus any additional cost as measured in accordance with paragraph 61.b. of FIN 44. You disclose you measured compensation cost for an increase in fair value attributed to the replacement awards for pro-forma purposes but did not recognize this as compensation expense. Based on this disclosure we would expect you to record any incremental value of compensation expense in connection with the replacement award on the remeasurement date. Please provide us with your schedule of the calculation of compensation cost calculated for original and replacement awards. Include all of the relevant information necessary to understand your calculation. See Illustration 1 and 5(f) of Appendix B of SFAS No. 123.

U. S. Securities and Exchange Commission
June 15, 2007

In response to the Staff’s comment, the Company notes that the Staff emphasizes that the Company should record any incremental value of compensation expense in connection with the replacement award on the remeasurement date. The Company measured pro forma compensation cost for an increase in fair value attributed to the replacement awards as required by FAS 123. However, there was no unrecognized compensation cost calculated on the intrinsic value method relating to the existing awards on the date of the modification. The intrinsic value of the replacement awards on the modification date was zero because the exercise price of $0.52 was the same as the closing market value on that date. As a result, no incremental compensation cost was recognized on the intrinsic value method in connection with the cancellation of the existing options and issuance of replacement options. Likewise, the new options issued on May 4, 2005 had no intrinsic value, so no additional compensation cost resulted from their issuance.

The accompanying Exhibits 19-A, 19-B and 19-C illustrate the Company’s calculation of compensation cost calculated for the cancelled options, the replacement options and the new option awards as of May 4, 2005.

20. Please revise and include the minimum disclosures and tabular information required by paragraphs 240 and 241 of Appendix A of SFAS No. 123(R). For example, you do not include the historical assumptions used in the options pricing model for the recent three year period.

In response to the Staff’s comment, the Company has revised the disclosure of stock-based compensation in the Registration Statement under Note 8 to the audited financial statements dated as of June 30, 2006 and 2005, in order to include all of the minimum disclosures and tabular information required by paragraphs 240 and 241 of Appendix A of SFAS No. 123(R). The Company has included the historical assumptions used in the options pricing model for the three-year period, which the Staff specifically requested.

21. We note your response to comment 14 in our letter dated December 21, 2006. Your response suggests you are netting an individual error with other existing errors occurring in the same period and netting this individual error that occurred in the fourth quarter of fiscal 2005 with errors in subsequent periods. Neither of these methods is acceptable when assessing materiality or considering the effects of prior misstatements in current year financial statements, as discussed in SAB 99 and 108, respectively. Please provide us with your analysis quantifying the effect of each individual misstatement in the interim and annual financial statements included in your filing. In other words, please provide the effect of the individual errors in the appropriate periods and on each financial statement employing the method you use to accumulate and quantify misstatements (i.e. the iron curtain and rollover methods). Then please provide your materiality assessment including the separate quantitative and qualitative aspects discussed Section 1 of SAB 99.

U. S. Securities and Exchange Commission
June 15, 2007

In response to the Staff’s comment, the Company notes that if it had properly applied variable accounting to the awards modified on May 4, 2005, additional compensation expense of $113,400 would have been recognized for the year ended June 30, 2005 due to the increase in the intrinsic value of the variable options. During the year ended June 30, 2006, the market price of the Company’s common stock fell and remained below the exercise price of the variable options, which would have caused a reduction in compensation expense recognized for the year ended June 30, 2006 of $113,400. Please see Exhibit 21-A for a schedule illustrating the calculation of variable stock-based compensation expense by reporting period.

All of the Company’s variable options that had not been exercised or forfeited prior to August 25, 2006 were cancelled and replaced with fully vested options with a further reduced exercise price on that date. This modification was properly accounted for under SFAS No. 123(R), and variable accounting does not apply to any of the Company’s options after that date.

The effect of the $113,400 error as of June 30, 2005 when considered individually is an understatement of 4.11% of loss available to common shareholders, which would increase loss per share ($.01) from ($0.21) to ($0.22) per share. When considered with other known or likely individually immaterial misstatements as of June 30, 2005, none of which involved stock-based compensation, using the rollover method the aggregate effect is an increase of approximately 1% in loss available to common shareholders, which would not change reported loss per share. There is no effect on total equity as of June 30, 2005 as a result of this error.

Likewise, the effect of the $113,400 overstatement error as of June 30, 2006 when considered individually is an overstatement of 4.97% of loss available to common shareholders, which would decrease loss per share ($0.01) from ($0.12) to ($0.11) per share. When considered with other known or likely individually immaterial misstatements as of June 30, 2006, none of which involved stock-based compensation, using the rollover method the aggregate effect is a decrease of approximately 3% in loss available to common shareholders which would not change reported loss per share. There is no effect on total equity as of June 30, 2005 as a result of this error.

As of June 30, 2006, there is no effect on accumulated deficit or additional paid-in capital resulting from this error as all of the additional compensation expense, which should have been recognized as of June 30, 2005, would be reversed during 2006.

The Company has concluded that the effects of the incorrect application of variable accounting are immaterial to its financial statements for the years ended June 30, 2006 and 2005, both when considered individually and in the aggregate with other known and likely individually immaterial uncorrected misstatements for those periods, respectively. The Company’s independent auditors concur with this assessment. The Company has accordingly not restated its June 30, 2006 and 2005 financial statements to correct this error. In a similar manner, the Company has determined that no restatements of quarterly financial statements filed on Form 10-QSB are necessary as a result of this matter.

U. S. Securities and Exchange Commission
June 15, 2007

The Company has also determined that no revisions to its previously disclosed pro-forma stock compensation expense are necessary as a result of the error in application of variable accounting for the options modified May 4, 2005.

Please refer to Exhibits 21-B and 21-C for an analysis of the effect of the uncorrected misstatements using the rollover and iron curtain methods, respectively. The Company believes that the uncorrected misstatements are not material to the consolidated financial statements, taken as a whole, when analyzed in accordance with the guidance in SAB 99 and SAB 108, respectively.

Form 10-KSB for Fiscal Year Ended June 30, 2006 and Form 10-QSB for Fiscal Quarter Ended September 30, 2006

22. We note your responses to comments 17, 18 and 19 in our letter dated December 21, 2006 indicating your intention to revise your disclosure in response to the comments. Please revise your disclosure accordingly.

In response to the Staff’s comment, the Company confirms its intention to revise its disclosure response to the Staff’s comments prior to requesting that the Registration Statement be made effective. The Company included revised disclosure in response to the noted comments in its Quarterly Report on Form 10-QSB filed for the fiscal quarter ended March 31, 2007.

Controls and Procedures

23. Please tell us how the results of your accumulation and quantification of misstatements impacts your executive officers’ conclusions on disclosure controls and procedures in your annual and interim filings. Tell us if management determined these misstatements, individually or in the aggregate, resulted in any material weaknesses and, if so, the need to disclose existing weaknesses and remediation efforts, as applicable.

As described in the foregoing response to Comment 18, the effects of uncorrected misstatements were determined to be immaterial, both individually in the aggregate, using the evaluation methodology required by SAB 108. As a result, this evaluation did not lead management to conclude as to the presence of any additional material control weaknesses beyond those previously identified and communicated.

Form 10-QSB for Fiscal Quarter Ended December 31, 2006

24. Please comply with any comments issued on the Form 10-KSB for fiscal year ended June 30, 2006 in our letter dated December 21, 2006, as applicable. Further, please comply with any comments issued on the Form 10-KSB for fiscal year ended June 30, 2006 and Form 10-QSB for fiscal quarter ended September 30, 2006, as applicable.

U. S. Securities and Exchange Commission
June 15, 2007

In response to the Staff’s comment, the Company will revise its disclosure in the referenced Form 10-QSB to reflect all comments received from the Staff during its review of the Registration Statement, as appropriate, prior to requesting that the Registration Statement be made effective. In this regard, the Company notes that the Company’s Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 2007, includes the revised disclosure that has been added to the Registration Statement, as discussed above in response to Comments 13 and 15 (see Note 3 to the interim financial statements), Comment 16 (see changes to accumulated deficit and paid-in capital), Comment 18 (see Note 1 to the interim financial statements) and Comment 25 (see Item 3 of Part I) of the Comment Letter. The Company further notes that both the Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 2007, and the Quarterly Report on Form 10-QSB for the fiscal quarter ended December 31, 2006, include the revised disclosure that was added to the Registration Statement in response to Comments 4 and 5 (see MD&A - Critical Accounting Policies), Comment 6 (see Statement of Operations portion of interim financial statements) and Comments 7, 12 and 13 (see Note 3 to the interim financial statements) of the Staff’s prior comment letter dated December 21, 2006, with respect to the Post-Effective Amendment.

Controls and Procedures, page 17

25. It appears that your chief executive officer and principal financial officer evaluated your disclosure controls and procedures and concluded that they were not effective as of September 30, 2006. The report, however, should disclose the conclusions of your principal executive officer and principal financial officer as of December 31, 2006. Please revise accordingly.

In response to the Staff’s comment, the Company will ensure that its chief financial officer and principal financial officer evaluate its disclosure controls and procedures as of the last day of the fiscal period reported in its periodic reports, as required under Rule 307 of Regulation S-B. All periodic reports filed by the Company will reflect the fact that the evaluation took place on the last day of the applicable fiscal period.

Thank you for your continued cooperation regarding this matter. Please contact me at (214) 922-4156 with any questions regarding the foregoing responses or if you have any other questions.

Sincerely, Lance M. Hardenburg

cc:  Steve Crowder (w/o encls.)

EXHIBIT A

Date of Transaction	Persons Who Received Shares in Transaction	Number of Outstanding Shares Before Transaction	Number of Outstanding Shares Held by Non-Related Parties(1) Before Transaction	Total Number of Shares of Common Stock Issued (or issuable) In Transaction	Adjusted Percentage of Shares Issued(2)	Market Price of Shares on Transaction Date	Current Market Price of Shares (06/07/07)

12/20/01	Jack DeArmon	10,191,443	3,908,287	20,000	0.5%	$3.45	$0.55
12/20/01	Nest USA, Inc.	10,191,443	3,908,287	80,000	2.0%	$3.45	$0.55
	Total Shares			100,000	2.7%

01/02/02	Quest Capital Alliance, LLC	10,291,443	3,908,287	100,000	2.6%	$4.00	$0.55

02/26/2002	Nest USA, Inc.	10,392,774	3,908,287	250,000 (all issuable under convertible note)	6.4%	$3.60	$0.55

02/28/02	Jo Anna DeArmon	10,392,774	3,908,287	40,000 (including 20,000 issuable under warrants)	1.0%	$4.22	$0.55

05/05/02	Fabian Garcia	10,412,774	3,908,287	40,000 (including 20,000 issuable under warrants)	1.0%	$4.20	$0.55

11/25/02	Pequot Scout Fund, L.P.	10,432,774	3,908,287	165,000	4.2%	$1.67	$0.55
	Pequot Navigator Offshore Fund, L.P.	10,432,774	3,908,287	85,000	2.2%	$1.67	$0.55
	Gryphon Master Fund	10,432,774	3,908,287	142,857	3.7%	$1.67	$0.55
	Gary Stein Roth IRA	10,432,774	3,908,287	35,714	0.9%	$1.67	$0.55
	Scott R. Griffith	10,432,774	3,908,287	14,286 (all issuable under warrants)	0.4%	$1.67	$0.55
	Robert R. Blakely	10,432,774	3,908,287	14,286 (all issuable under warrants)	0.4%	$1.67	$0.55

EXHIBIT A

	Jesse B. Shelmire	10,432,774	3,948,287	14,285 (all issuable under warrants)	0.4%	$1.67	$0.55
	Total Shares	861,345		471,428	12.1%

12/06/02	Quest Capital Alliance, LLC	10,432,774	3,908,287	357,143	9.1%	$1.40	$0.55

12/16/02	John Bagalay	11,236,345	3,908,287	4,348	0.1%	$1.07	$0.55

04/01/03	Evan Kaye	11,240,693	3,925,337	16,667	0.4%	$1.54	$0.55

05/05/03	Evan Kaye	11,257,360	3,925,337	6,667	0.2%	$1.49	$0.55

06/04/03	Evan Kaye	11,264,027	3,947,837	6,666	0.2%	$1.40	$0.55

12/09/03(3)	H. Robert Weiner Trust	11,236,345	3,948,287	200,000	5.1%	$1.35	$0.55
	Elliott Bruce Weiner	11,236,345	3,948,287	233,500	0.8%	$1.35	$0.55
	Terrance Samuel Weiner	11,236,345	3,948,287	16,750	0.4%	$1.35	$0.55
	Elana May Essers	11,236,345	3,948,287	16,750	0.4%	$1.35	$0.55
	Total Shares			267,000	6.8%

01/05/04(3)	Evan Kaye	11,710,693	4,205,277	10,000	0.2%	$1.04	$0.55
01/15/04(3)	Evan Kaye	11,710,693	4,205,277	50,000	1.2%	$1.03	$0.55

01/16/04	James K. Parsons	11,710,693	4,205,277	75,000	1.8%	$1.10	$0.55
	Jon T. Baker	11,710,693	4,205,277	375,000	8.9%	$1.10	$0.55
	J. Michael Sandel	11,710,693	4,205,277	550,500	13.1%	$1.10	$0.55
	Total Shares			1,000,500	23.8%

01/21/04	Nest USA, Inc.	11,710,693	4,205,277	409,700	9.7%	$1.03	$0.55

02/13/04	SRC Holdings Corporation	0	0	500,000 (Series A Convertible Preferred Stock)	100%	$0.90	$0.55

02/13/04	SRC Holdings Corporation	13,045,893	4,205,277	36,197	0.9%	$0.90	$0.55
	SRC Holdings Corporation	13,045,893	4,205,277	1,250,000 (including 500,000 issuable upon conversion of preferred stock, 750,000 shares issuable under warrants)	29.7%	$0.90	$0.55

EXHIBIT A

	Quest Capital Alliance, LLC	13,045,893	4,205,277	600,000 (all issuable under warrants)	14.3%	$0.90	$0.55
	Total Shares			1,886,197	44.9%

02/19/04(3)	Evan Kaye	13,082,090	4,205,277	25,000	0.6%	$0.81	$0.55

01/12/05	SRC Holdings Corporation	13,166,375	4,780,064	1,875,000 (all issuable under convertible note)	39.2%	$0.80	$0.55

03/15/05	Blodnick, Gordon, Fletcher and Sibell, P.C.	13,166,375	4,780,064	120,000 (all issuable under warrants)	2.5%	$0.44	$0.55

06/15/05	Nest USA, Inc.	13,166,375	4,780,064	1,000,000	20.9%	$0.68	$0.55
	SRC Holdings Corporation	13,166,375	4,780,064	1,250,000	26.2%	$0.68	$0.55
	SRC Holdings Corporation	13,166,375	4,780,064	3,875,000 (including 1,875,000 additional shares issuable under amended convertible note and 2,000,000 additional shares issuable under amended preferred stock)	81.1%	$0.68	$0.55
	Quest Capital Alliance, LLC	13,166,375	4,780,064	625,000	13.1%	$0.68	$0.55
	Total Shares			6,750,000	141.2%

11/16/05	SRC Holdings Corporation	13,166,375	4,828,716	1,500,000 (shares were issued upon exercise of existing warrant)	31.1%	$0.46	$0.55

01/09/06	Nest USA, Inc.	17,542,375	5,459,153	625,000 (shares were issued upon exercise of existing warrant)	11.4%	$0.58	$0.55

EXHIBIT A

03/07/06	Quest Capital Alliance, LLC	18,167,735	5,459,153	1,807,143 (shares were issued upon exercise of existing warrant)	33.1%	$0.37	$0.55

03/14/06	Nest USA, Inc.	19,974,878	5,459,153	371,000 (shares were issued upon exercise of existing warrant)	6.8%	$0.38	$0.55
	SRC Holdings Corporation	19,974,878	5,459,153	1,500,000 (shares were issued upon exercise of existing warrant)	27.5%	$0.38	$0.55
	Total Shares			1,871,000	34.3%

05/05/06	Quest Capital, LLC	21,905,878	6,169,153	2,500,000	40.5%	$0.42	$0.55
	James K. Parsons	21,905,878	6,169,153	833,333	13.5%	$0.42	$0.55
	Total Shares			3,333,333	54.0%

09/15/06	Equity Services, LLC	24,739,211	7,060,921	150,000 (all issuable under warrants)	2.1%	$0.27	$0.55

02/05/07	Robert M. Allison	25,239,211	7,067,921	1,000,000 (including 178,571 shares issuable under warrants)	14.1%	$0.68	$0.55

02/05/07	Boyd Aluminum Manufacturing Corporation	25,239,211	7,067,921	744,048 (including 297,620 shares issuable under warrants)	10.5%	$0.68	$0.55

(1) For purposes of this response, any person who is a selling stockholder listed in the Registration Statement or an affiliate of such a selling stockholder, or who had a contractual relationship with any such selling stockholder regarding the noted transaction (which was disclosed to the Company), or is an affiliate of the Company (being an executive officer, director or holder of more than 10% of the outstanding voting shares) shall be deemed a related party. Any other person shall be deemed a non-related party.

EXHIBIT A

(2) Being the outstanding shares (not fully diluted) held only by non-related parties, divided by fully diluted number of shares issued in the transaction.
(3) Transaction was not an original issuance. The Company agreed to grant registration rights to the holders.

EXHIBIT A

Decorize, Inc.	Exhibit 19-A
Exhibit 19-A
Valuation of Existing, Replacement and New Options
As of May 4, 2005

The relevant facts and assumptions used in valuing the existing and replacement options were:

		Existing	Replacement	New
		Options	Options	Options

Number of option shares		756,000	756,000	102,000	A
Expected forefeitures per year	B	None	None	None
Stock price	C	$0.52	$0.52	$0.52
Exercise Price	D	$1.19	$0.52	$0.52
Expected life after 5/4/05 (in months)	E	36	36	36
Risk-free interest rate	F	3.72%	3.72%	3.72%
Expected volatility	G	59.59%	59.59%	59.59%
Expected dividend yield	H	0%	0%	0%
Vesting terms		Various	Immediately vested	Immediately vested

Intrinsic value per option share		$-	$-	$-

Estimated fair value per option share using
a Black-Scholes valuation model		$0.10	$0.21	$0.21

A	These option shares were awarded to employees who did not hold any of the existing (cancelled) options. The terms of these options are identical to the replacement options.

B	Prior to adopting SFAS 123(R) the Company did not assume future forfeitures when calculating pro-forma compensation expense under SFAS 123.

C	Closing price per share on May 4, 2005

D	The existing options had exercise prices ranging from $1.00 to $1.40 per share. The weighted average exercise price for the options cancelled was $1.19 per share.

E
The remaining contractual term for the existing options was approximately 65 months. The contractual term for the replacement options was 84 months. However, based upon the company's prior history with employee stock options and expectations regarding future behavior management determined that the maximum expected term until exercise, forfeiture or replacement of these options was 36 months. In actuality, these options were replaced after approximately 15 months.

F	Based upon the rate of a US Treasury 3-year constant maturity as of May, 2005.

G	Volatility was calculated using weekly closing price quotations for the twelve months preceding the valuation date.

H	The company has never paid dividends and does not expect to in the future.

Decorize, Inc.	Exhibit 19-B
Exhibit 19-B
Calculation of Incremental Compensation Cost
As of May 4, 2005

Incremental Pro Forma Compensation cost as determined under FAS 123

Fair value of replacement options (per share)	$0.21
Less: Value of original option (per share)	$(0.10)

Incremental value of replacement options (per share)	$0.11

Number of replacement option shares issued	756,000

Incremental pro forma compensation cost under FAS 123	$83,160

NOTE 1: The company accounted for this plan under the intrinsic value method permitted by APB Opinion 23 through June 30, 2005. As a result, the incremental compensation cost measured under the fair value method recommended by FAS 123 was calculated for pro forma disclosure purposes.

NOTE 2: The replacement option shares were fully vested upon issuance. As a result, the entire amount of the incremental pro forma compensation cost was immediately recognized.

Pro Forma Compensation Cost for New Options

Fair value of new options (per share)	$0.21
Number of new option shares issued	102,000

Pro forma compensation cost under FAS123	$21,420

NOTE 3: The new option shares were issued with terms identical to the replacement awards and were fully vested upon issuance. As a result, the incremental pro forma compensation cost entire amount of the pro forma compensation cost was immediately recognized.

The following schedule summarizes the pro forma compensation expense calculated for the year ended June 30, 2005:

Fair value of options shares being recognized over the
applicable service period (vesting period) from
July 1, 2004 through May 3, 2005	$110,158
Incremental pro forma compensation cost associated
with the cancellation and replacement of 756,000
option shares on May 4, 2005	83,160
Pro forma compensation cost for new option shares
issued on May 4, 2005	21,420

Pro-forma compensation cost for the year ended
June 30, 2005	$214,738

Decorize, Inc.	Exhibit 19-C
Exhibit 19-C
Calculation of Incremental Compensation Cost
As of May 4, 2005

Incremental Compensation cost as determined under FIN 44 paragraph 61

Intrinsic value of the award at the original
measurement date (exercise price = closing price on award date)	$-

Intrinsic value of the replacement options awarded	-

Intrinsic value of the new options awarded	-

Total compensation expense to be recognized
under APB Opinion 23 and FIN 44	$-

NOTE: The company's practice was to award option shares with exercise prices at or above the grant-date market price, resulting in no intrinsic value on either measurement date.

Decorize, Inc.	Exhibit 21-A
Exhibit 21-A
Calculation of Variale Expense
May 4, 2005 - August 25, 2006

Date	Closing price	Intrinsic Value	Options to value	Current Compensation	Cumulative Compensation	Comments
5/4/2005	$0.52	$-	$756,000	$-	$-	Date of modification- Variable accounting begins

6/30/2005	0.67	0.15	$756,000	113,400	113,400

9/30/2005	0.78	0.26	$756,000	83,160	196,560

12/22/2005	0.62	0.10	$1,000	100	196,660	Only options exercised during variable period- $100 intrinsic value
12/31/2005	0.53	0.01	$755,000	(189,110)	7,550

1/28/2006	0.52	-	$60,000	-	7,550
3/31/2006	0.49	(0.03)	$695,000	(7,550)	-	All variable expense has completely reversed

6/30/2006	0.27	(0.25)	$502,100	-	-

8/25/2006	$0.17	$(0.35)	$439,100	$-	$-	Date of modification under SFAS123(R ) after which Variable accounting no longer applies

Decorize	Exhibit 21-B
Exhibit 21-B
Evaluation of Materiality of Error - Rollover Method
Relating to Improper Application of Variable Accounting for Option Awards Modified on 5/4/05

Effect of variable accounting misstatement by itself

	Year ended	Quarter ended	Quarter ended	Quarter ended	Year ended
	6/30/2005	9/30/2005	12/31/2005	3/31/2006	6/30/2006
Loss available to common shareholders*	(2,758,868)	(587,041)	(741,665)	(89,036)	(2,281,738)
Effect of adjustment	(113,400)	(83,160)	189,010	7,550	113,400
Restated loss avail. to common shareholders	(2,872,268)	(670,201)	(552,655)	(81,486)	(2,168,338)
Adjustment as a % of loss avail. to common s/h	4.11%	14.17%	-25.48%	-8.48%	-4.97%
WA Shares outstanding	13,183,543	16,041,735	16,482,061	19,008,175	18,866,739
Reported EPS*	(0.21)	(0.04)	(0.04)	(0.00)	(0.12)
Restated EPS	(0.22)	(0.04)	(0.03)	(0.00)	(0.11)

Discussion of Materiality:
The effect of the misstatements on net loss available to common shareholders for the years ended June 30, 2005 and June 30, 2006 is less than 5%. The effect on reported loss per share is $.01 or less for each period. The effect of the misstatements on each interim period are larger as a percentage of loss available to common shareholders for the respective three-month periods. In general, if the Company became aware of a misstatement of this magnitude in any interim period, it would record an adjustment to correct it. However, because we now have the benefit of hindsight, this misstatement is qualitatively immaterial because the cumulative effect of the unrecorded expense for the periods ended June 30, 2005 and September 30, 2005 almost entirely reverses in the period ended December 31, 2005. As of March 31, 2006 the effects of recognizing variable accounting for the options modified May 4, 2005 would have completely reversed, so there is no subsequent effect resulting from this misstatement. For these reasons, the Company believes the aggregate effects of these misstatements are sufficiently immaterial that restatement of prior financial statements is not necessary.

Discussion of information available to investors:
The principal effect of restating previously reported results to correct these misstatements would be to communicate to users of the Company's financial statements that net loss attributable to common shareholders improved from 2005 to 2006 by more than was previously reported, particularly in the three months ended December 31, 2005, which could be misleading. Further, 1,000 option shares were exercised during this period, so almost no actual compensation was provided to employees as a result of the replacement of the outstanding options on May 4, 2005. Therefore, the Company believes that recording these adjustments would not improve the accuracy or comparability of information available to investors.

All known and suspected misstatements

	Year ended	Quarter ended	Quarter ended	Quarter ended	Year ended
	6/30/2005	9/30/2005	12/31/2005	3/31/2006	6/30/2006
Loss available to common shareholders*	(2,758,868)	(2,281,738)	(2,281,738)	(2,281,738)	(2,281,738)
Effect of ALL passed adjustments	(29,744)	(37,110)	189,010	7,550	70,458
Restated loss avail. to common shareholders	(2,788,612)	(2,318,848)	(2,092,728)	(2,274,188)	(2,211,280)
Adjustment as a % of loss avail. to common s/h	1.08%	1.63%	-8.28%	-0.33%	-3.09%
WA Shares outstanding	13,183,543	16,041,735	16,482,061	19,008,175	18,866,739
Reported EPS*	(0.21)	(0.14)	(0.14)	(0.12)	(0.12)
Restated EPS	(0.21)	(0.14)	(0.13)	(0.12)	(0.12)

Both qualitatively and quantitatively, the other known and suspected misstatements are individually less material than the single item discussed above. They are considered here only to illustrate that, when combined with the individual misstatement being analyzed above, uncorrected misstatements are immaterial to the financial statements taken as a whole.

*As reported, modified for the correction of Staff comment 16 for the period ended June 30, 2005

Decorize	Exhibit 21-C
Exhibit 21-C
Evaluation of Materiality of Error - Iron Curtain Method
Relating to Improper Application of Variable Accounting for Option Awards Modified on 5/4/05

Effect of variable accounting misstatement by itself

	Year ended	Quarter ended	Quarter ended	Quarter ended	Year ended
	6/30/2005	9/30/2005	12/31/2005	3/31/2006	6/30/2006
Loss available to common shareholders*	(2,758,868)	(587,041)	(741,665)	(89,036)	(2,281,738)
Effect of adjustment	(113,400)	(196,560)	(7,550)	-	-
Restated loss avail. to common shareholders	(2,872,268)	(783,601)	(749,215)	(89,036)	(2,281,738)
Adjustment as a % of loss avail. to common s/h	4.11%	33.48%	1.02%	0.00%	0.00%
WA Shares outstanding	13,183,543	16,041,735	16,482,061	19,008,175	18,866,739
Reported EPS*	(0.21)	(0.04)	(0.04)	(0.00)	(0.12)
Restated EPS	(0.22)	(0.05)	(0.05)	(0.00)	(0.12)

Discussion of Materiality:
The effect of the misstatements on net loss available to common shareholders for the years ended June 30, 2005 is less than 5%. The effect on reported loss per share is $.01 or less for each period. The effect of the misstatements on each interim period are larger as a percentage of loss available to common shareholders for the respective three-month periods. In general, if the Company became aware of a misstatement of this magnitude in any interim period, it would record an adjustment to correct it. However, because we now have the benefit of hindsight, this misstatement is qualitatively immaterial because the cumulative effect of the unrecorded expense for the periods ended June 30, 2005 and September 30, 2005 almost entirely reverses in the period ended December 31, 2005. As of March 31, 2006 the effects of recognizing variable accounting for the options modified May 4, 2005 would have completely reversed, so there is no subsequent effect resulting from this misstatement. For these reasons, the Company believes the aggregate effects of these misstatements are sufficiently immaterial that restatement of prior financial statements is not necessary.

Discussion of information available to investors: The principal effect of restating previously reported results to correct these misstatements would be to communicate to users of the Company's financial statements that net loss attributable to common shareholders improved from 2005 to 2006 by more than was previously reported, particularly in the three months ended December 31, 2005, which could be misleading. Further, 1,000 option shares were exercised during this period, so almost no compensation was provided to employees as a result of the replacement of the outstanding options on May 4, 2005. Therefore, the Company believes that recording these adjustments would not improve the accuracy or comparability of information available to investors.

All known and suspected misstatements

	Year ended	Quarter ended	Quarter ended	Quarter ended	Year ended
	6/30/2005	9/30/2005	12/31/2005	3/31/2006	6/30/2006
Loss available to common shareholders*	(2,758,868)	(587,041)	(741,665)	(89,036)	(2,281,738)
Effect of ALL passed adjustments	(72,926)	(196,560)	(7,550)	-	3,108
Restated loss avail. to common shareholders	(2,831,794)	(783,601)	(749,215)	(89,036)	(2,278,630)
Adjustment as a % of loss avail. to common s/h	2.64%	33.48%	1.02%	0.00%	-0.14%
WA Shares outstanding	13,183,543	16,041,735	16,482,061	19,008,175	18,866,739
Reported EPS*	(0.21)	(0.04)	(0.04)	(0.00)	(0.12)
Restated EPS	(0.21)	(0.05)	(0.05)	(0.00)	(0.12)

Both qualitatively and quantitatively, the other known and suspected misstatements are individually less material than the single item discussed above. They are considered here only to illustrate that, when combined with the individual misstatement being analyzed above, uncorrected misstatements are immaterial to the financial statements taken as a whole.

*As reported, modified for the correction of Staff comment 16 for the period ended June 30, 2005